UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  April 30, 2005                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2004 AND 2003


--------------------------------------------------------------------------------

                                                                     D & H
                                                                     GROUP
                                                                     CHARTERED
                                                                     ACCOUNTANTS






AUDITORS' REPORT



To the Shareholders of
Tumi Resources Limited.

We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 7, 2005 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accoutning Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.


                                                        /s/ D & H Group LLP

Vancouver, B.C.                                        Chartered Accountants
March 7, 2005


                                  D & H GROUP LLP
                         A partnership of Corporations
               A memeber of BHD Association with affiiated offices
                       across Canada and Internationally
             10th Floor, 1333 Wet Broadway, Vancouver, B.C. V6H 4C1
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

                             TUMI RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2004 AND 2003




                                                       2004            2003
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,218,301       3,273,437
Amounts receivable and prepaids                         101,091          71,867
                                                   ------------    ------------
                                                      2,319,392       3,345,304

PROPERTY AND EQUIPMENT (Note 3)                         175,869          11,476

MINERAL RESOURCE INTERESTS (Note 4)                   2,954,918       1,564,937
                                                   ------------    ------------
                                                      5,450,179       4,921,717
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 60,430         138,853
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                8,070,761       5,529,478

CONTRIBUTED SURPLUS                                     658,984         278,333

DEFICIT                                              (3,339,996)     (1,024,947)
                                                   ------------    ------------
                                                      5,389,749       4,782,864
                                                   ------------    ------------
                                                      5,450,179       4,921,717
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE  , Director
---------------------

/s/ NICK DEMARE       , Director
---------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



                                                       2004            2003
                                                         $               $
                                                                     (NOTE 2)

EXPENSES

Accounting and administration                            25,130          39,395
Amortization                                              5,011           1,043
Audit                                                    31,007          21,441
Consulting                                               50,853          88,451
Corporate development                                    35,603          19,442
Fiscal advisory fees                                          -          31,085
Investment conferences                                   16,401          15,019
Investor relations                                       27,250          24,000
Legal                                                    27,490          29,020
Management fees                                          31,800          31,800
Office                                                   49,401          48,849
Regulatory                                               10,895          15,913
Rent                                                      5,400               -
Salaries and benefits                                    27,197               -
Shareholder costs                                        21,774           7,952
Stock-based compensation                                417,441         262,995
Transfer agent                                           12,894           7,772
Travel and related                                      127,001          80,543
                                                   ------------    ------------
                                                        922,548         724,720
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (922,548)       (724,720)
                                                   ------------    ------------
OTHER ITEMS

Interest income                                          41,932           4,301
Write-off of mineral resource interests              (1,355,052)              -
Foreign exchange                                       (103,626)        (39,985)
Other                                                    24,245               -
                                                   ------------    ------------
                                                     (1,392,501)        (35,684)
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                (2,315,049)       (760,404)

DEFICIT - BEGINNING OF YEAR                          (1,024,947)       (264,543)
                                                   ------------    ------------
DEFICIT - END OF YEAR                                (3,339,996)     (1,024,947)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                ($0.14)         ($0.09)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING - BASIC AND DILUTED                  16,535,570       8,417,122
                                                   ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



                                                       2004            2003
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (2,315,049)       (760,404)
Adjustments for items not involving cash
    Stock-based compensation                            417,441         262,995
    Amortization                                          5,011           1,043
    Write-off of mineral resource interests           1,355,052               -
                                                   ------------    ------------
                                                       (537,545)       (496,366)
Increase in amounts receivable and prepaids             (29,224)        (56,422)
Increase (decrease) in accounts payable and
    accrued liabilities                                 (78,423)         76,299
                                                   ------------    ------------
                                                       (645,192)       (476,489)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests           (1,860,369)       (795,954)
Purchase of property and equipment                     (177,568)        (12,519)
                                                   ------------    ------------
                                                     (2,037,937)       (808,473)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,627,993       4,400,960
Share issue costs                                             -        (228,239)
                                                   ------------    ------------
                                                      1,627,993       4,172,721
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS - DURING THE YEAR                    (1,055,136)      2,887,759

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         3,273,437         385,678
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               2,218,301       3,273,437
                                                   ============    ============

CASH AND CASH EQUIVALENTS IS
    COMPRISED OF:

    Cash                                                718,301       1,273,437
    Short-term deposit                                1,500,000       2,000,000
                                                   ------------    ------------
                                                      2,218,301       3,273,437
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 9.


        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003




                                                                       2004                                             2003
                                ---------------------------------------------------------------------------------   -----------
                                                       MEXICO                              PERU
                                -----------------------------------------------------   -----------
                                   CINCO          GRAN        JIMENEZ         SAN
                                   MINAS        CABRERA       DEL TEUL       JORGE         TINKA         TOTAL         TOTAL
                                     $             $             $             $             $             $             $

BALANCE, BEGINNING OF YEAR        1,296,441       175,932             -             -        92,564     1,564,937       632,983
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
COSTS INCURRED DURING THE YEAR
    EXPLORATION

     Amortization                     8,164             -             -             -             -         8,164             -
     Assays                          30,646         5,915        22,274             -             -        58,835        38,919
     Assay preparation               12,824         1,106           172             -             -        14,102         9,588
     Camp costs                      39,118         3,949        13,594             -             -        56,661        29,269
     Communications                       -             -             -             -             -             -        25,570
     Consulting                           -             -             -             -             -             -         1,850
     Drilling                       130,102             -             -             -             -       130,102       236,343
     Environmental                   21,961             -             -             -             -        21,961        14,793
     Geological                     342,524        55,765        49,805             -             -       448,094       111,170
     Geophysical                          -             -        21,972             -             -        21,972             -
     Metallurgical                        -             -             -             -             -             -         3,184
     Mine rights                      6,691         4,482        99,922             -             -       111,095             -
     Other                           54,225         8,451        26,762             -             -        89,438         1,200
     Scoping study                   29,903             -             -             -             -        29,903             -
     Site access                    105,065        39,416             -             -             -       144,481        62,155
     Supplies                             -             -             -             -             -             -        14,644
     Topography                       2,430             -        14,291             -             -        16,721        22,384
     Travel                          36,391         4,148         5,878             -             -        46,417        45,429
     Wages                           90,390        14,084        49,452             -             -       153,926        76,337
     Water study                      5,884             -             -             -             -         5,884             -
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                    916,318       137,316       304,122             -             -     1,357,756       692,835
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    ACQUISITION

     Payments                       329,404        12,254       110,364        58,755             -       510,777       103,119
     Issuance of shares             288,000       282,500       240,000        66,000             -       876,500       136,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                    617,404       294,754       350,364       124,755             -     1,387,277       239,119
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                  1,533,722       432,070       654,486       124,755             -     2,745,033       931,954
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE BEFORE WRITE-OFFS         2,830,163       608,002       654,486       124,755        92,564     4,309,970     1,564,937

WRITE-OFFS                                -      (608,002)     (654,486)            -       (92,564)   (1,355,052)            -
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, END OF YEAR              2,830,163             -             -       124,755             -     2,954,918     1,564,937
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========





        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These   consolidated   financial   statements  have  been  prepared  by
         management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Kay Metals Ltd. and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, generally at a rate of 5% for the condominium and 20% for office equipment, vehicles and field equipment.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2004, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain of the 2003 fiscal year figures have been reclassified to conform with the presentation used in the 2004 fiscal year.


3.       PROPERTY AND EQUIPMENT

                                                       2004            2003
                                                         $               $

         Condominium                                    132,840               -
         Office                                          21,377           4,810
         Vehicles                                        35,870           7,709
                                                   ------------    ------------
                                                        190,087          12,519
         Less accumulated amortization                  (14,218)         (1,043)
                                                   ------------    ------------
                                                        175,869          11,476
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



4.       MINERAL RESOURCE INTERESTS

                                                 2004                                        2003
                              -----------------------------------------   -----------------------------------------
                              ACQUISITION     EXPLORATION                 ACQUISITION    EXPLORATION
                                 COSTS       EXPENDITURES      TOTAL         COSTS       EXPENDITURES      TOTAL
                                   $               $             $             $               $             $

         Cinco Minas             1,047,643      1,782,520     2,830,163        430,239       866,202      1,296,441
         Gran Cabrera                    -              -             -        169,132         6,800        175,932
         Jimenez del Teul                -              -             -              -             -              -
         San Jorge                 124,755              -       124,755              -             -              -
         Tinka                           -              -             -         88,073         4,491         92,564
                              ------------   ------------   -----------   ------------   -----------   ------------
                                 1,172,398      1,782,520     2,954,918        687,444       877,493      1,564,937
                              ============   ============   ===========   ============   ===========   ============

         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company holds an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US $2.5 million and issuing 1.1 million common shares (600,000 shares issued) over a three year period.

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company held an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US $45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US $2.5 million and issuing 750,000 common shares (500,000 shares issued) of the Company over a three year period.

                  Based on the results from exploration activities conducted by the Company in fiscal 2004, the Company determined to cease any further work on the Gran Cabrera Prospect. Accordingly, during the 2004 fiscal year, the Company wrote-off $608,002 of acquisition costs and exploration expenditures relating to the Gran Cabrera Prospect. Formal notification of termination of the agreement was made by the Company in March 2005.

         c)       Jimenez del Teul, Mexico

                  On June 3, 2004, the Company entered into an option agreement to earn a 100% interest in mineral claims covering 1,795 hectares, located at the west-central side of Zacatecas State, Mexico. Under the terms of the agreement, the Company may earn a 100 % interest in the claims, by assuming the optionor's obligations to the underlying property owners for a total of US $1.75 million and issuing a total of 1 million common shares (200,000 shares issued) to the optionor, over a three year period.

                  During the 2004 fiscal year the Company determined to withdraw from the option agreement and wrote-off $654,486 of acquisition costs and exploration expenditures relating to the Jimenez del Teul Prsopects. Formal notification of termination of the agreement was made by the Company in January 2005.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



4.       MINERAL RESOURCE INTERESTS (continued)

         d)       San Jorge

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $1.10 per share.

         e)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company acquired an option to earn a 100% interest in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US $7,500 for past property taxes (paid) payment of ongoing property holding costs and completion of a drill program. The Company subsequently entered into an agreement (the "Tinka HOA") with Tinka Resources Limited ("Tinka Resources"), whereby the Company granted Tinka Resources an option to earn a 70% interest in the option on the property. Under the Tinka HOA, Tinka Resources had agreed to assume the Company's share issuance obligations to the vendor, through the issuance of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. During the 2004 fiscal year, Tinka Resources notified the Company that it had determined to terminate the Tinka HOA. As a result, the Company reviewed its exploration budgets for the ensuing year and has also determined to terminate the original option agreement and, accordingly, wrote-off $92,564 of acquisition costs and related exploration expenditures.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company.

         f)       See also Note 11.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value
                      (2003 - 100,000,000 common shares)


         Issued or allotted:                                   2004                            2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                  14,451,200       5,529,478       6,824,000       1,218,726
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              - private placements                            -               -       5,442,500       3,816,000
              - exercise of options                     158,000          72,600         218,000          41,340
              - exercise of warrants                  2,951,860       1,555,393       1,613,000         543,620
         For agent's and finder's fees                        -               -         153,700         120,698
         For mineral properties                         810,000         876,500         200,000         136,000
         Reallocation from contributed surplus
              on exercise of options                          -          36,790               -           2,031
                                                   ------------    ------------    ------------    ------------
                                                      3,919,860       2,541,283       7,627,200       4,659,689
         Less:  share issue costs                             -               -               -        (348,937)
                                                   ------------    ------------    ------------    ------------
                                                      3,919,860       2,541,283       7,627,200       4,310,752
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        18,371,060       8,070,761      14,451,200       5,529,478
                                                   ============    ============    ============    ============

         (a)      Stock Options

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

                  During the 2004 fiscal year, the Company granted 763,000 (2003
                  - 440,000) stock options to the Company's employees, directors and consultants and recorded compensation expense of $417,441 (2003 - $262,995).

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2004 and 2003 fiscal years:

                                                  2004               2003

                  Risk-free interest rate    1.18% - 2.89%           2.75%
                  Estimated volatility         73% - 86%          101% - 104%
                  Expected life                1.5 years           1.5 years
                  Expected dividend yield          0%                 0%

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



5.       SHARE CAPITAL (continued)

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.55 (2003 - $0.60) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at December 31, 2004 and 2003 and the changes for the years ending on those dates is as follows:


                                                               2004                            2003
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

                  Balance, beginning of year            898,400        0.47             681,400        0.33
                  Granted                               763,000        1.05             440,000        0.55
                  Exercised                            (158,000)       0.46            (218,000)       0.19
                  Cancelled / expired                  (230,000)       0.53              (5,000)       0.57
                                                   ------------                    ------------
                  Balance, end of year                1,273,400        0.81             898,400        0.47
                                                   ============                    ============

                  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

                                                 EXERCISE
                    NUMBER           NUMBER        PRICE       EXPIRY DATE
                  OUTSTANDING      EXERCISABLE       $

                      171,000         171,000       0.23       July 15, 2005
                       59,400          59,400       0.52       December 05, 2005
                       80,000          80,000       0.55       December 19, 2005
                      200,000         200,000       0.57       January 14, 2006
                      355,000         355,000       1.16       January 19, 2007
                       50,000          50,000       1.14       January 30, 2007
                      238,000         213,000       0.84       July 05, 2007
                      100,000          25,000       1.10       August 13, 2007
                       20,000          20,000       0.87       October 14, 2007
                  -----------     -----------
                    1,273,400       1,173,400
                  ===========     ===========

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



5.       SHARE CAPITAL (continued)

         (b)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                       2004            2003

                  Balance, beginning of year          6,870,500       2,521,000
                  Issued pursuant to private
                         placements                           -       5,962,500
                  Exercised                          (2,951,860)     (1,613,000)
                                                   ------------    ------------
                  Balance, end of year                3,918,640       6,870,500
                                                   ============    ============

                  The following table summarizes information about the warrants outstanding and exercisable at December 31, 2004:

                  EXERCISE
                    PRICE              NUMBER              EXPIRY DATE
                      $

                     1.15              478,000             March 04, 2005
                     1.35              687,500             June 19, 2005
                     1.35            2,753,140             June 23, 2005
                                   -----------
                                     3,918,640
                                   ===========

6.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2004 and 2003 are as follows:

                                                       2004            2003
                                                         $               $

         Future income tax assets (liabilities)
              Losses carried forward                    649,000         813,000
              Share issue costs                          75,000         110,000
              Mineral resource interests               (234,000)       (558,000)
                                                   ------------    ------------
                                                        490,000         365,000
         Valuation allowance                           (490,000)       (365,000)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



6.       INCOME TAXES (continued)

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2004            2003
                                                                         $               $

         Income tax rate reconciliation

         Combined federal and provincial income tax rate                  35.6%           37.6%
                                                                   ============    =============

         Expected income tax recovery                                  (824,200)       (262,500)
         Foreign income tax rate differences                             37,000          23,000
         Deductible mineral resource interests cost additions          (464,400)       (275,600)
         Other                                                           61,100          12,000
         Non-deductible stock-based compensation                        148,600          75,400
         Write-off of mineral resource interests                        343,800               -
         Unrecognized benefit of income tax losses                      698,100         427,700
                                                                   ------------    ------------
         Actual income tax recovery                                           -               -
                                                                   ============    ============

         As at December 31, 2004, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $1.1 million, expiring from 2007 to 2014, and for Mexican income tax purposes of approximately US $1.4 million, which are available for application  against future taxable  income,  the related
         benefits  of  which  have  not  been   recognized  in  these  financial
         statements.


7.       RELATED PARTY TRANSACTION

         During the 2004 fiscal year, the Company incurred $115,030 (2003 - $107,895) for rent, accounting, administration, consulting and management services provided by the President of the Company and by corporations controlled by a director of the Company. As at December 31, 2004, $5,153 (2003 - $48,404) remained outstanding for past fees and disbursements and has been included in accounts payable and accrued liabilities.

         See also Note 4(e).

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



8.       SEGMENTED INFORMATION

         During the 2004 and 2003 fiscal years, the Company was involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during the 2004 and 2003 fiscal years.

         The Company's total assets are segmented geographically as follows:

                                                                               2004
                                                   ------------------------------------------------------------
                                                      CANADA           PERU           MEXICO           TOTAL
                                                         $               $               $               $

         Current assets                               2,211,488               -         107,904       2,319,392
         Property and equipment                          15,206         132,840          27,823         175,869
         Mineral resource interests                           -               -       2,954,918       2,954,918
                                                   ------------    ------------    ------------    ------------
                                                      2,226,694         132,840       3,090,645       5,450,179
                                                   ============    ============    ============    ============

                                                                               2004
                                                   ------------------------------------------------------------
                                                      CANADA           PERU           MEXICO           TOTAL
                                                         $               $               $               $

         Current assets                               3,266,701             578          78,025       3,345,304
         Property and equipment                               -               -          11,476          11,476
         Mineral resource interests                           -          92,564       1,472,373       1,564,937
                                                   ------------    ------------    ------------    ------------
                                                      3,266,701          93,142       1,561,874       4,921,717
                                                   ============    ============    ============    ============


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                       2004            2003
                                                         $               $
         Investing activity

              Expenditures on mineral properties       (876,500)       (136,000)
                                                   ============    ============

         Financing activities

              Shares issued for mineral properties      876,500         136,000
              Shares issued for finder's fee                  -         120,698
              Share issue costs                               -        (120,698)
              Shares issued on exercise of options       36,790           2,031
              Contributed surplus                       (36,790)         (2,031)
                                                   ------------    ------------
                                                        876,500         136,000
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



9.       SUPPLEMENTARY CASH FLOW INFORMATION (continued)

         Other supplementary cash flow information:

                                                       2004            2003
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


10.      FINANCIAL INSTRUMENTS

         a)       Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.

         b)       Fair value of financial instruments

                  The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values.


11.      SUBSEQUENT EVENT

         Effective January 19, 2005, the Company acquired the right to acquire 100% interests in the La Trini and Mololoa mineral claims. The claims total 356 hectares and are located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make payments totalling US $500,000 over a two year term, with the initial payment being US $100,000 (paid).

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2004



Background

This discussion and analysis of financial position and results of operation is prepared as at April 28, 2005 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and 2003 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects

Jimenez del Teul Project

During the 2004 fiscal year, the Company acquired an interest in the Jimenez de Teul Project and conducted an exploration program. The results of the program did not provide evidence of sufficient tonnages for large scale mining. Formal notification of termination of the agreement was made by the Company early in January 2005. The Company has written off $654,486 of acqsuition and exploration costs as at December 31, 2004.

Cinco Minas

In October 2004, an independent report the ("Report") was completed on the Cinco Minas property in Mexico. The Report has determined indicated and inferred silver and gold resources as follows:

--------------------------------------------------------------------------------
             Ag                    Avg.       Avg.
Category   Cut-off    Tonnes      Grade      Grade      Ounces Ag     Ounces Au
            (g/t)   (millions)    Ag(g/t)    Au(g/t)    (millions)   (thousands)
--------------------------------------------------------------------------------

Indicated    30        2.27        171.9      1.22         12.5          89.1
Inferred     30        0.4         137.9      1.07          1.8          13.8
--------------------------------------------------------------------------------

The author of the Report (dated October 29, 2004), Mr. John Nebocat, P.Eng., is an independant qualified person pursuant to National Instrument 43-101 and the consulting geologist for the Company. The Report is available on the SEDAR website, www.sedar.com .

The classical "method of sections" technique was used and the salient parameters used in deriving the resource estimate were as follows:

- A 30 g/t Ag, stand-alone cut-off was used; gold was not converted to a silver-equivalent grade. Management has determined that at this time no additional meaningful information would be derived from calculating the resource utilizing a range of silver cut-off grades.

- Polygonal resource blocks were extrapolated midway between adjacent sections but not exceeding 25 metres from the section.

- Polygonal resource blocks that extend outside the mineralized envelope were extrapolated midway between the section contained within the mineralized envelope and the nearest section outside the mineralized envelope, again not exceeding 25 metres from the section.

- Where applicable, polygonal resource blocks within a section were extrapolated to a line that forms a symmetrical angular, or parallel, bisector between adjacent non-parallel or parallel drill holes, respectively.

- An indicated resource block is defined as one not exceeding 25 metres from either side of the mineralized intercept(s) along the section line and not exceeding 25 metres perpendicularly from either side of the section line.

- An inferred resource block is defined as one that occurs between 25 metres from, but not exceeding 50 metres from, a mineralized drill intercept. The inferred resource will be contiguous with an indicated resource block and will not exceed 25 metres perpendicularly from either side of the section line.

- If a defined, or interpreted, structure offsets projected mineralized blocks between adjacent drill holes in a section, the polygons are ended at the structural break instead of the angular or parallel bisector.

- If the maximum distance between adjacent mineralized drill holes in a section did not exceed 55 metres, then the extra 5 metres was included in the indicated resource category.

- A density of 2.6 grams/cubic centimetre was used for calculating the tonnages of the mineralized, in situ vein/rock matter.

- A density of 2.2 grams/cubic centimetre was used for calculating the tonnage of the mineralized backfill.

- Forty-three drill holes, totaling 3,637.5 metres, and twelve underground workings, totaling 115.05 metres, and a total of 835 samples, averaging 2 metres in width, were used in the resource estimate.

The resource estimate contained in the Report derives from the study of data from three drilling campaigns undertaken by the Company between March 2003 and July 2004. The first phase program consisted of a total of 1,941 metres drilled, which included 1,688 metres of reverse circulation (RC) and 253 metres of diamond drilling (DD). 450 drill core and chip samples, 37 check standards and 42 duplicates check samples, were analyzed. The second phase of the drilling campaign included 14 RC holes totaling 1,411 metres, 213 drill chip samples were analyzed, including 14 check samples and 20 check standards. The third and last drill program to date totaled 1,604.8 metres using RC drilling and from the 22 drill holes completed in this drill program, 404 drill chip samples, 43 standards and 99 check samples, were analyzed.

All the samples are sent to GM LACME Laboratories in Guadalajara for preparation and sent to IPL (International Plasma Laboratories) in Vancouver for Au and Ag analysis by fire assay-atomic absorption method. Sample results greater than 1 g/t gold and silver values greater than 100 g/t were check assayed. During the first drill program two analytical sample standards, a gold standard and a silver standard, were introduced in the sample shipment sequence as roughly every tenth sample as well as duplicate check samples for each hole on average. For the second drill program approximately one duplicate check sample per drill hole was introduced in the sample shipment, and for the third drill programs there were a few more check samples introduced.

The historic El Abra mine area lies within a granted mining lease under the laws of Mexico and, at this time, the Company does not anticipate that the area surrounding Cinco Minas will be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

By agreements with MSJ, dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in the Cinco Minas mineral claims covering approximately 600 hectares, located in Jalisco, Mexico in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments and share issuances totalling US $2.5 million over a three year period. The Company also has the right to purchase the remaining 40% interest in the Cinco Minas claims.

Gran Cabrera

The Company determined to cease further work on the Gran Cabrera Prospect and, accordingly, during the 2004 fiscal year, wrote-off $608,002 of acquisition costs and exploration expenditures relating to the Gran Cabrera Prospect. Formal notification of termination of the agreement was made by the Company in March 2005.

San Jorge

By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $1.10 per share.

La Trini and Mololoa

The Company has signed, through its 100% owned Mexican subsidiary TMXI Resources S.A. de C.V. (TMXI), a Letter Agreement (LA) for the right to acquire 100% interest in La Trini and Mololoa mineral properties (the "Claims") from a private owner. The Claims total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

In order for the Company to acquire its 100% interest, the Company must make payment installments of a total of US$500,000 over a two year term, with the initial payment being US $100,000 (paid subsequent to year-end). There is a finder's fee of 3.75% payable over the two-year term of the LA. Subsequent to year-end the Company issued 9,310 common shares as an initial fee. The vendor has retained a 1% NSR and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US$1,000,000.

At La Trini a historical resource estimate was made in 1980 by Pincock, Allen & Holt Inc. (PAH) an independent engineering consultancy firm. The resource estimate was based on the results from 26 diamond drill holes undertaken on behalf of NL Industries Inc. The estimate was calculated using vertical cross-sections constructed through the mineralized blocks at a spacing of 45m. Using a 2m minimum thickness at a cut-off grade of 32 g/t silver and a tonnage factor of 2.7 mt/cub.m, a resource of 1,262,000 tonnes at a grade of 125 g/t silver and 1.24 g/t gold was calculated. Using the same calculation parameters with a cut-off grade of 125 g/t silver, the resource calculation gave 527,000 tonnes at a grade of 217 g/t silver and 2.5 g/t gold. Although PAH categorized these tonnes as reserves, the calculations are conceptual and insufficient exploration has been completed to define a NI 43-101 compliant mineral resource on the property. PAH identified two areas of concern namely the wide spaced drilling and poor core recovery in places through the mineralized intervals, giving rise to uncertainties in the grade and continuity of mineralization. The historical drilling did not delimit the margins of the silver/gold mineralization.

As part of the Company's due diligence procedures, the Company has undertaken a limited sampling program to confirm historic results. A Company consultant visited La Trini and collected wall channel samples from five separate areas within one of the main adits. The samples were taken as closely as possible to samples collected in 1983 for comparative purposes. The results received are shown in the Table below:

--------------------------------------------------------------------------------
 Area        Comparative        Number        Width        *Au            *Ag
             Sampling         of Samples       (m)         (g/t)         (g/t)
--------------------------------------------------------------------------------

  1        Tumi Sampling          4            6.0          1.3            130
           1983 Sampling          3            6.0          1.4            107

  2        Tumi Sampling          1            1.5          1.6            255
           1983 sampling          1            1.5          5.0            395

  3        Tumi Sampling          1            1.35         8.0            440
           1983 sampling          1            1.5          5.0            235

  4        Tumi Sampling          1            1.1          2.8            223
           1983 Sampling          1            1.5          2.0            218

  5        Tumi Sampling          6            8.75         2.4            259
           1983 Sampling          5            7.5          0.9            250

--------------------------------------------------------------------------------
* Tumi samples were fire assayed by International Plasma Labs Ltd. in Vancouver, Canada.

The Company is encouraged by these results, and although there are some differences, they generally confirm the reliability of the old data.

The target horizon containing the La Trini mineralization extends along strike for about 1,500m to the Las Higueras silver prospect where the current owner has identified a further conceptual exploration target of up to 700,000 tonnes. The Company's management believes that the entire zone covering the La Trini to Las Higueras mineralized zones is prospective for silver/gold mineralization and exploratory work has commenced to include a first phase program of remapping and sampling of surface outcrops and channel sampling of all accessible underground workings. On completion of this first phase, a large diameter reverse circulation drill program will be undertaken. The drill program is expected to commence in the latter part of this second quarter 2005.

The Mololoa Claims lie several kilometres to the SE of the Trini Claims and cover a number of old silver mines such as Mololoa, Mololoa 3, Mololoa 4, Tamara, Albarradon, Camichan and Soledad. They are all located on the Mololoa vein which is more than one kilometre in strike length. Historical records show silver is present as argentite and gold occurs free or associated with pyrite. The current owner has identified an exploration target ranging from 1 million to 2 million tonnes containing silver/gold mineralization based on historical underground sampling results not available to the Company. This target area is therefore conceptual but will be tested by the Company with mapping, sampling and reverse circulation drilling.

Recent surveys in the area have located twelve adit entrances to the old underground workings which will be progressively reopened, mapped and channel sampled. As well, mapping and sampling of surface outcrop will be undertaken looking for silver/gold targets amenable to open-pit type mining. On completion of this work program, a large diameter reverse circulation drilling program will be undertaken on any targets identified.

The qualified person for the La Trini and Mololoa projects is David Henstridge, a member of the Australian Institute of Mining and Metallurgy and a fellow of the Australian Institute of Geoscientists.

Selected Financial Data

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                                   --------------------------------------------
                                                          Years Ended December 31,
                                                   --------------------------------------------
                                                       2004            2003            2002
                                                         $               $               $
                                                   --------------------------------------------

Operations:
Revenues                                                      -               -               -
Net Income (loss)                                    (2,315,049)       (760,404)       (253,757)
Basic and diluted income (loss) per share                 (0.14)          (0.09)          (0.09)
Dividends per share                                           -               -               -

Balance Sheet:
Working capital                                       2,258,962       3,206,451         338,569
Total assets                                          5,450,179       4,921,717       1,034,106
Total long-term liabilities                                   -               -               -
                                                   --------------------------------------------

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                             --------------------------------------------------   -------------------------------------------------
                                                    2004                                                 2003

                               Dec. 31      Sep. 30      Jun. 30       Mar. 31      Dec. 31      Sep. 30      Jun. 30      Mar. 31
                                  $            $            $             $            $            $            $            $
                             ----------   ----------   -----------   ----------   ----------   ----------   ----------   ----------

Operations:
Revenues                              -            -             -            -            -            -            -            -
Net income (loss)            (1,436,480)    (184,859)     (242,220)    (451,490)    (369,319)     (17,419)     (99,994)    (119,672)
Basic and diluted loss per
   share                          (0.14)       (0.01)        (0.02)       (0.03)       (0.04)       (0.02)       (0.01)       (0.02)
Dividends per share                   -            -             -            -            -            -            -            -

Balance Sheet:
Working capital               2,258,962    2,295,119     2,573,303    2,812,290    3,206,451      458,103      125,509      468,451
Total assets                  5,450,179    6,222,605     5,277,424    5,244,216    4,921,717    1,889,549    1,330,483    1,449,047
Total long-term liabilities           -            -             -            -            -            -            -            -
                             --------------------------------------------------   -------------------------------------------------


Results of Operations

During the 2004 fiscal year ("2004"), the Company incurred a loss of $2,315,049 ($0.14 per share), an increase in loss of $1,554,645, compared to a loss of $760,404 ($0.09 per share) for the 2003 fiscal year ("2003"). A significant portion of the increase in loss in 2004 is attributed to the write-off of mineral resource interests and accounting of non-cash stock-based compensation on granting of stock options. During 2004, the Company wrote-off mineral resource interests totalling $1,262,488 on the Gran Cabrera and Jimenez del Teul prospects in Mexico and $92,564 on the Tinka Prospect in Peru. The Company also recorded a non-cash compensation expense of $417,441 (2003 - $262,995) relating to stock options granted.

Excluding stock based compensation, general and administrative expenses increased by $43,382, from $461,725 in 2003 to $505,107 in 2004. In general, costs increased in 2004 due to the increase in corporate and exploration activities. During 2004, the Company incurred salaries and benefits of $27,197 for a full-time employee, hired in January 2004, and $7,658 for office renovations for the new employee. Corporate development, investment conferences, shareholder costs and travel expenses increased significantly due to costs associated in increasing the Company's market awareness in Europe and participation in several investment conferences in USA. Also during 2004, the Company was charged a total of $25,130 (2003 - $39,395) by Chase Management Ltd. ("Chase"), a private corporation owned by a director, Mr. Nick DeMare, of the Company, for accounting and administrative services provided. During 2003, Chase provided significant accounting and professional services in the preparation of and on-going dealings with the Company's Form 20-F registration statements.

During 2004, the Company reported $41,932 interest income compared to $4,301 in 2003. The interest income was generated from a short-term deposit held with an established financial institution, and increased due to higher levels of funds held in 2004 compared to 2003.

During 2004, the Company spent $1,860,369 cash on acquisition costs and exploration activities on its mineral interests. In total, the Company spent $1,237,558 on Cinco Minas, $149,570 on Gran Cabrera and $414,486 on Jimenez del Teul and $58,755 on San Jorge. Details of the exploration activities conducted in 2004 are described in "Exploration Projects" in this MD&A. During 2003, the Company incurred a total of $808,452 on Cinco Minas and $12,498 on Gran Cabrera.

During 2004, the Company received $1,627,993 on the exercise of stock options and warrants. During 2003, a total of $3,816,000 was raised through private placements and $584,960 from the exercise of stock options.

Financial Condition / Capital Resources

As at December 31, 2004, the Company had working capital of $2,258,962. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

Subsequent to December 31, 2004, the Company cancelled certain stock options to purchase 713,000 common shares of the Company and granted 980,600 stock options to purchase common shares of the Company at a price of $0.50 per share for three years.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2004.

Changes in Accounting Principles

The Company did not have any changes in accounting principles for the 2004 fiscal year.

Transactions with Related Parties

During the 2004 fiscal year the Company paid:

         i) $72,000 to Mr. David Henstridge for his services as President of the Company;

         ii) $25,130 for accounting and administrative services and $5,400 for office rent to Chase, a private corporation owned by Mr. Nick DeMare, a director of the Company; and

         iii) $12,500 for consulting services provided by DNG Capital Corp., a private corporation owned by Mr. Nick DeMare.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

Investor Relations Activities

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $3,000 and may be cancelled by either party on 15 days notice. During the 2004 fiscal year, the Company paid $27,250 to Mr. Nicolaas.

Outstanding Share Data

The Company's authorized share capital is unlimited common shares with no par value. As at April 28, 2005, there were 18,380,370 outstanding common shares compared to 14,451,200 shares outstanding at December 31, 2003. The increase reflects the success of the Company in raising new equity through the exercises of stock options and warrants. As at April 28, 2005, there were 1,541,000 stock options which were outstanding and exercisable, and which expire between June 15, 2005 and April 8, 2008, with exercise prices ranging from $0.23 and $1.16 per share and 3,440,540 warrants outstanding and which expire between June 19, 2005 and June 23, 2005 with an exercise price of $1.35 per share.

                                 Form 52-109FT1

            Certification of Annual Filings during Transition Period




I, David Henstridge, Chief Executive Officer of Tumi Resources Limited and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Tumi Resources Limited for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    April 29, 2005


         /s/ David Henstridge
         ----------------------------------------------------------
         David Henstridge
         Chief Executive Officer and acting Chief Financial Officer